

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curren & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Main Street, Suite 325
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill F. Curren 949-476-3230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

5401 Jamboree Road, Suite 540, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill F. Curren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curren & Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached

Notary Public



S. MASON
Commission # 2026500
Notary Public - California
Orange County
My Comm. Expires Jun 24, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1	*Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2016, by
Date *Month* *Year*
(1) Bill F. Curren
(and (2)),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



S. MASON
Commission # 2026500
Notary Public - California
Orange County
My Comm. Expires Jun 24, 2017
NNA1

Signature S. Mason
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report **Document Date:** 2/23/16
Number of Pages: 2 **Signer(s) Other Than Named Above:** None

CONTENTS


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Curren & Company

We have audited the accompanying financial statements of Curren & Company (the "Company"), which comprise of the statement of financial condition as of December 31, 2015, and the related statement of operation, changes in stockholder's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash in bank		$ 70,514
Deposit – clearing agent		94,620
Marketable securities		103,422
Other receivable – employees		9,326
Prepaid expenses		6,727
Deferred tax asset		11,391
Other assets		6,779
Total Assets		$ 302,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 3,431
Payables to broker/dealer – clearance account		21,353
Income taxes payable		3,425
Accrued occupancy costs		18,110
Total Liabilities		46,319
Stockholder's Equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Additional paid-in capital	109,000	
Retained earnings	92,702	
Total Stockholder's Equity		256,460
Total Liabilities and Stockholder's Equity		$ 302,779

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF OPERATION

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions		$ 564,227
Interest and dividends		3,155
Realized and unrealized (losses)		(39,334)
Total Revenues		528,048
Expenses:		
Employee compensation and benefits	$ 361,263	
Rent	73,936	
Floor brokerage, exchange clearance and regulatory fees	43,934	
Outside services	8,298	
Office expenses	25,954	
Telephone	11,052	
Professional fees	16,588	
Other expenses	4,006	
Total Expenses		545,031
(Loss) Before Income Taxes		(16,983)
Income Taxes:		
Current	4,157	
Deferred	(8,233)	
Total Income Taxes (Benefit)		(4,076)
Net (Loss)		$ (12,907)

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 54,758	$ 69,000	$ 105,609	$ 229,367
Capital Contributed		40,000		40,000
Net (Loss) for the Year Ended December 31, 2015			(12,907)	(12,907)
Balance at December 31, 2015	$ 54,758	$ 109,000	$ 92,702	$ 256,460

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities:		
Net loss		$ (12,907)
Increase in deposit – clearing agent	$ (7,904)	
Decrease in marketable securities	607	
Loss on sale of marketable securities	22,523	
Increase in prepaid expenses	(95)	
Increase in deferred tax asset	(8,233)	
Decrease in payables and accrued expenses	(4,809)	
Decrease in payables to broker/dealer – clearance account	(1,820)	
Increase in accrued occupancy expenses	15,573	
Decrease in income tax payable	(1,972)	
Total Adjustments		13,870
Net Cash Flows Provided by Operating Activities		963
Cash Flows from Investing Activities:		
Purchase of marketable securities	(1,053,904)	
Sale of marketable securities	1,031,381	
Net Cash Flows Used in Investing Activities		(22,523)
Cash Flows from Financial Activities:		
Additional capital contributed	40,000	
Net Cash Flows Provided by Financing Activities		40,000
Net Increase in Cash		18,440
Cash - beginning of year		52,074
Cash - end of year		$ 70,514

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 6,129
Cash payments for interest	$ 107

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent. The Company requires no collateral for its receivables and, thus, is subject to the inherent risks in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2015, the Company has no cash equivalents.

Revenue Recognition

Revenue associated with the Company's securities transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

The Company complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) SECURITIES OWNED AT MARKET VALUE

The Company holds trading securities which are stated at fair market value as of December 31, 2015 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. Proceeds from the sale of investment securities available for sale were $1,031,381 in 2015: gross realized gains included in income in 2015 were $51,315; gross realized losses included in income in 2015 were $74,541. At December 31, 2015, the securities held had a market value of $103,422, with gross unrealized losses of $16,108.

(3) INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 2,166	$ 1,991	$ 4,157
Deferred	(7,167)	(1,066)	(8,233)
Total	$ (6,139)	$ 925	$ (4,076)

The Company complies with current accounting standards which presents an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, the current standards generally consider all expected future events other than enactment of changes in law or rates. At December 31, 2015 deferred tax assets were not material.

The Company is recognizing a deferred tax asset of $11,391 as a result of a capital loss carryforward of $47,779.

The Company is subject to US Income taxes and California income taxes. Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past four years are subject to examination by tax authorities, and may change upon examination.

(4) COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease in 2015 for the period ended August 1, 2015 through October 31, 2018. The Company received a three month rent holiday for August 1 through October 31, 2015 from the landlord. This rent holiday incentive is being amortized on a straight-line basis over the thirty-nine month term of the lease.

The following is a schedule of the annual lease (rent) payments due.

Year Ended December 31	Amount
2016	$ 78,793
2017	$ 81,198
2018	$ 69,494

(5) PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year of eligibility service. No contributions were made during 2015.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was January 29, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, the net capital was $206,724 which exceeded the required minimum capital by $106,724. The aggregate indebtedness to net capital ratio was .22 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total ownership equity		$ 256,460
Less non-allowable assets:		
Receivables – employees	$ 9,326	
Prepaid expenses	6,727	
Other assets	6,779	
Deferred tax asset	11,391	(34,223)
Net capital before haircuts		222,237
Haircuts:		
Marketable securities (15% of FMV)	15,513	
Undue concentration (15%, where applicable)	0	(15,513)
Net capital		$ 206,724

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,088
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 106,724

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 46,319
Ratio of aggregate indebtedness to net capital	.22 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	.18 to 1

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

CURREN & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CURREN & COMPANY
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Curren & Company

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Curren & Company (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

CURREN & COMPANY
EXEMPTION REPORT
PURSUANT TO RULE 15c3-3

December 31, 2015

CURREN & COMPANY (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2015 through December 31, 2015 without exception.

CURREN & COMPANY

I, BILL CURREN, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Bill Curren, President

February 29, 2016
(Date)


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
Curren & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Curren & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 29, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042004 FINRA DEC
CURREN & COMPANY
1900 MAIN ST STE 325
IRVINE CA 92614-7330

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

L HAYDEN 949-476-3230

2. A. General Assessment (item 2e from page 2) $ 1211

B. Less payment made with SIPC-6 filed (exclude interest) (578, 574)
07/24/15, 01/29/16
Date Paid

C. Less prior overpayment applied (5)

D. Assessment balance due or (overpayment) 54

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CURREN & COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 02 day of 16, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2015 and ending [illegible]

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)	$ 528047
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	39334
Total additions	39334
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	82816
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	82816
2d. SIPC Net Operating Revenues	$ 484565
2e. General Assessment @ .0025	$ 1211
	(to page 1, line 2.A.)